Exhibit 3

ANNUAL INFORMATION FORM

December 31, 2020

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Cautionary Statement Regarding Forward-Looking Statements and Information	2

Corporate Profile	3

Subsidiaries	4

Recent Developments	4

Business of the Partnership	5

Description of Partnership Equity	5

Warrants issued upon Reorganization of PVII	7

Distribution Policy	7

Market for Securities	8

Interest of Management and Others in Material Transactions	9

Transfer Agent and Registrar	9

Trustees and Officers of the General Partner	9

Legal and Administrative Proceedings	11

Risk Factors	11

External Auditor, Fees and Services	12

Audit Committee Information	13

Additional Information	13

Appendix A	14

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Partners Value Investment LP — Annual Information Form

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Annual Information Form contains “forward-looking information” and “forward-looking statements” within the meaning of any applicable Canadian securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include, but are not limited to, statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Partners Value Investments LP (the “Partnership”), the value of the Partnership’s investment in the Brookfield Shares (as defined herein), the Partnership’s ability to sell Brookfield Shares, redemption and retraction of the Partnership’s Preferred LP Units (as defined herein), future tax considerations, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “likely,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: fluctuations in the value of Brookfield Shares; the behavior of financial markets, including fluctuations in interest and foreign exchange rates, and our ability to effectively use derivatives to hedge against foreign exchange rate fluctuations; the limited liquidity of Brookfield Shares; catastrophic events, such as earthquakes, hurricanes or pandemics/epidemics, including COVID-19 and the related global economic shutdown; the possible impact of international conflicts and other developments including terrorist acts, including cyberterrorism; the impact or unanticipated impact of general economic, political and market factors; and other risks and factors detailed from time to time in our documents filed with securities regulators.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Forward looking information is provided as of the date of this annual information form or such other date specified herein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Partners Value Investment LP — Annual Information Form

ANNUAL INFORMATION FORM

This Annual Information Form is filed pursuant to Part 6 of National Instrument 51-102 – Continuous Disclosure Obligations. Unless otherwise specified herein, the information in this Annual Information Form is presented as at, December 31, 2020.

Corporate Profile

Partners Value Investments LP (the “Partnership”) is a limited partnership formed under the laws of the province of Ontario. It is an investment holding entity whose principal investment is an indirect ownership interest in approximately 129 million Class A Limited Voting Shares (the “Brookfield Shares”) of Brookfield Asset Management Inc. (“Brookfield”).

The Partnership’s equity limited partnership units (“Equity LP Units”) and Class A preferred limited partnership units, series 1 (“Preferred LP Units”, together with the Equity LP Units, the “Units”) trade on the TSX Venture Exchange (“TSXV”) under the symbols PVF-UN and PVF.PR.U, respectively. The Brookfield Shares trade on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. Information relating to the Partnership and Brookfield can be found on the Partnership’s website at www.pvii.ca, on Brookfield’s website at www.brookfield.com and on SEDAR at www.sedar.com.

The Partnership was formed and commenced operations on April 8, 2016, following the completion of a capital reorganization by way of a statutory plan of arrangement (“Plan of Arrangement” or the “Reorganization”) pursuant to section 182 of the Business Corporation Act (Ontario). The Partnership filed the arrangement agreement, dated April 25, 2016 (the “Arrangement Agreement”) on its SEDAR profile. The Arrangement Agreement is hereby incorporated by reference. The Arrangement Agreement is available on the Partnership’s website at www.pvii.ca and on SEDAR at www.sedar.com.

The Partnership is governed by a limited partnership agreement dated June 30, 2016, as amended on August 20, 2020 (the “Partnership Agreement”). The Partnership Agreement is hereby incorporated by reference. Copies of the Partnership Agreement are available under the Partnership’s profile on the SEDAR website at www.sedar.com.

As at May 27, 2021, the Partnership is managed by its general partner, PVI Management Trust (the “General Partner”). The General Partner owns a nominal economic interest in the Partnership and is reimbursed for its expenses. The General Partner does not receive any management or other fees for acting as general partner of the Partnership.

The registered office of the Partnership and the General Partner is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

Unless otherwise indicated, all dollar amounts in this Annual Information Form are expressed in US dollars.

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Partners Value Investment LP — Annual Information Form

Subsidiaries

The following is a list of the Partnership’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Partnership, and the respective equity ownership of the Partnership, in each case as at June 30, 2021:

Name	Jurisdiction of Formation	Securities Owned, Controlled or Directed	Equity Ownership Interest
Partners Value Investments Inc. (“PVII”) (a)	Ontario, Canada	100%	100%
Partners Value Spilt Corp. (“Partners Value Split”)(b)	Ontario, Canada	100%	100%
PVII Holdings I LP(c)	Ontario, Canada	100%	100%
PVII Subco Inc. (“Subco”)(d)	Ontario, Canada	100%	100%

Notes:

(a)	The Partnership owns 100% of the securities issued by PVII, representing 100% of the equity interest.
(b)	The Partnership indirectly owns 100% of the Class A Voting Shares and capital shares issued by Partners Value Split, representing 100% of the equity ownership interest.
(c)	The Partnership indirectly owns 100% of the issued limited partnership units of PVII Holdings I LP, representing 100% ownership interest.
(d)	The Partnership indirectly owns 100% of the securities issued by Subco, representing 100% of the equity interest.

Recent Developments

The following is a summary of key developments affecting the Partnership.

On August 10, 2021, PVII issued CA$150 million of senior unsecured notes due 2028 (the “2028 Notes”). The 2028 Notes bear interest at a rate of 4.00% per annum, payable semi-annually and will mature on November 15, 2028.

On May 27, 2021, PVI Management Inc. (the “Former General Partner”) transferred one General Partner Unit (“GP Unit”) of the Partnership, representing 100% of the general partner interest of the Partnership, to the General Partner. The transaction was completed pursuant to a transfer agreement between the Former General Partner and the General Partner, and thereafter, the Former General Partner was dissolved pursuant to section 237 of the Business Corporations Act (Ontario).

On April 12, 2021, Partners Value Split issued 6,900,000 Class AA Preferred Shares, Series 12 at a price of $25.00 per share, representing gross proceeds to Partners Value Split of $172.5 million.

On December 1, 2020, the Partnership completed a substantial issuer bid where it purchased 3,958,203 Preferred LP Units, Series 1 (“Series 1 Preferred LP Units”) of the Partnership at a price of $25.0894 per unit.

On October 6, 2020, Partners Value Split issued 6,000,000 Class AA Preferred Shares, Series 11 at a price of $25.00 per share, representing gross proceeds to Partners Value Split of $150 million.

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Partners Value Investment LP — Annual Information Form

On August 21, 2020, PVII issued CA$150 million of senior unsecured notes due in 2027 (the “2027 Notes”). The 2027 Notes bear interest at a rate of 4.375% per annum, paid semi-annually and will mature on November 15, 2027.

On March 2, 2020, Partners Value Split issued 6,000,000 Class AA Preferred Shares, Series 10 at a price of $25.00 per share, representing gross proceeds to Partners Value Split of $150 million.

On July 10, 2019, Subco completed a substantial issuer bid where it purchased 9,915,637 Series 1 Preferred LP Units of the Partnership at a price of $25.2127 per unit.

On November 26, 2018, Partners Value Split issued 6,000,000 Class AA Preferred Shares, Series 9 at a price of $25.00 per share, representing gross proceeds to Partners Value Split of $150 million.

Business of the Partnership

The Partnership is an investment holding entity whose principal investment is an indirect ownership interest of the Brookfield Shares.

The Partnership’s investment in Brookfield is owned indirectly through its wholly owned subsidiaries: PVII, Partners Value Split and Subco. The Partnership also indirectly owns a portfolio of other securities, including investments in limited partnership units of Brookfield Business Partners LP.

Brookfield’s financial results for the three years ended December 31, 2020, are shown in the following table:

US$ millions	2020	2019	2018
Total assets	$343,696	$323,969	$256,281
Funds from operations	$5,180	$4,189	$4,401
Net (loss) income attributable to shareholders	$(134)	$2,807	$3,584

Further information on Brookfield is available in Brookfield’s Annual Information Form and Annual Report, which can be found on SEDAR at www.sedar.com and on Brookfield’s website at www.brookfield.com.

Description of Partnership Equity

The authorized capital of the Partnership consists of an unlimited number of:

(a)	GP Units;

(b)	Equity LP Units; and

(c)	Preferred LP Units.

(a) GP Units

The GP Units are a general partnership interest in the Partnership and one GP Unit has been issued to and is held by the General Partner. The GP Unit does not entitle the General Partner to the withdrawal or return of its capital contribution, except to the extent, if any, that distributions are made to the General Partner pursuant to the Partnership Agreement or upon dissolution of the Partnership. The GP Unit entitles the

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Partners Value Investment LP — Annual Information Form

General Partner to receive assets of the Partnership upon dissolution of the Partnership. The General Partner may not transfer its GP Unit, unless, among other things, (i) the transfer is to a single transferee (including upon its merger, consolidation or other combination into any other person or the transfer by it of all or substantially all of its assets to another person); (ii) the transferee agrees to become the general partner and assume and be bound by the provisions of the Partnership Agreement; (iii) the Partnership receives an opinion of counsel that such transfer (or merger, consolidation or combination) would not result in the loss of limited liability of any limited partner or cause the Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for tax purposes (to the extent not previously treated as such); (iv) if such transfer of the GP Unit is to a person other than a person at least 25% of the voting and equity securities of which are owned by Partners Limited, then such transfer is consented to or approved by the holders of at least two-thirds of the outstanding Equity LP Units (or two-thirds of the Equity LP Units represented at a meeting of the holders of the Equity LP Units at which a quorum is present); (v) the successor general partner satisfies the independent director requirements to which the general partner is subject, and (vi) each of the shareholders of the successor general partner has a meaningful economic interest in the Partnership and the shareholders of the successor general partner in aggregate own at least 25% of the Equity LP Units.

(b) Equity LP Units

The Equity LP Units are non-voting limited partnership interests in the Partnership. Holders of the Equity LP Units are not entitled to the withdrawal or return of capital contributions in respect of the Equity LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the Partnership Agreement or upon the liquidation of the Partnership or as otherwise required by applicable laws. The declaration and payment of any distributions to holders of the Equity LP Units is at the discretion of the General Partner. Except to the extent expressly provided in the Partnership Agreement, a holder of Equity LP Units does not have priority over any other holder of Equity LP Units, either as to the return of capital contributions or as to profits, losses or distributions. Holders of the Equity LP Units will not be granted any preemptive or other similar right to acquire additional interests in the Partnership. In addition, holders of the Equity LP Units do not have any right to have their units redeemed by the Partnership.

(c) Preferred LP Units

The Preferred LP Units are issuable in one or more classes and in one or more series. As at June 30, 2021 the Partnership has issued a single class and series, Preferred LP Units, Series 1. The Preferred LP Units are non-voting limited partnership interests in the Partnership and rank senior to the Equity LP Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of the Partnership, or in the event of any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs. Holders of the Preferred LP Units are not entitled to the withdrawal or return of capital contributions in respect of the Preferred LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the Partnership Agreement or upon the liquidation of the Partnership.

The Preferred LP Units are redeemable by the Partnership at any time, subject to the terms outlined in the Partnership Agreement. The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders of Preferred LP Units. The holders of the Preferred LP Units may exchange Preferred LP Units for Equity LP Units, in the event of any rights offering from treasury by the Partnership relating to the Equity LP Units made to all holders of Equity LP Units, subject to receipt by the Partnership of all necessary regulatory approvals and pursuant to the terms of the Partnership Agreement. The Partnership may at any time purchase for cancellation the whole or any part of the Preferred LP Units, subject to

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Partners Value Investment LP — Annual Information Form

applicable laws, including any approvals required under the TSXV rules and the solvency requirements under the Partnership Agreement.

In the event of the liquidation, dissolution or winding-up of the Partnership or any other distribution of assets of the Partnership among its unitholders for the purpose of winding-up its affairs, the holders of the Preferred LP Units will be entitled to receive $25.00 per unit, together with all accrued (whether or not declared) and unpaid distributions up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by the Partnership), before any amount is paid or any assets of the Partnership are distributed to the holders of any units ranking junior as to capital to the Preferred LP Units. Upon payment of such amounts, the holders of the Preferred LP Units will not be entitled to share in any further distribution of the assets of the Partnership.

Warrants issued upon Reorganization of PVII

As a part of the Reorganization, shareholders of PVII received from PVII one purchase warrant for each share held (the “PVII Warrants”). The PVII Warrants have an exercise price equal to 125% of the adjusted volume weighted average price of PVII. At the option of the holder, five warrants may be exchanged for one non-voting exchangeable share of PVII. The non-voting exchangeable shares of PVII are convertible into Equity LP Units of the Partnership. The PVII Warrants are listed on the TSXV under the symbol PVF.WT.

The PVII Warrants are issued pursuant to the terms of a warrant indenture between PVII and TSX Trust Company (the “Warrant Agent”) outlined under the Arrangement Agreement (the “Warrant Indenture”). The Warrant Indenture provides that in the event of certain alterations of the outstanding PVII exchangeable shares, including any subdivision, consolidation or reclassification, an adjustment shall be made to the terms of the PVII Warrants such that the holders, upon exercise of the PVII Warrants following the occurrence of any of those events, shall be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their PVII Warrants prior to the occurrence of those events. No fractional PVII exchangeable shares will be issued upon the exercise of the PVII Warrants. The holding of PVII Warrants does not make the holder thereof a shareholder of PVII or entitle the holder to any right or interest granted to shareholders of PVII.

Pursuant to the Arrangement Agreement, the holders of the warrants have a currency provision which allows them to use Preferred LP Units as currency to fund all or any part of the payment of the exercise price of the warrants. The warrants expire on December 31, 2026. As at December 30, 2020, there are 73,543,331 warrants outstanding.

The Warrant Indenture is hereby incorporated by reference. A copy of the Warrant Indenture is found in schedule C of the Arrangement Agreement, which is available on SEDAR at www.sedar.com.

Distribution Policy

Holders of the Preferred LP Units will be entitled to receive fixed cumulative preferential distributions, as and when declared by the General Partner, payable quarterly on the last day of January, April, July and October in each year (or if such date is not a Business Day, the immediately following Business Day), at an annual rate equal to $1.125 per Class A Preferred LP Unit (equivalent to an expected 4.5% annual yield on the initial issue price of the Preferred LP Units) less any amount required by law to be deducted and withheld.

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Partners Value Investment LP — Annual Information Form

Preferred LP Units Distributions	2020	2019	2018

(Thousands, US$, except per unit amounts)

Rate per unit	1.125	1.125	1.125
Total distribution	25,618	24,128	26,854

The terms of the Preferred LP Units contain a payment-in-kind feature which allows the Partnership to make distribution payments to the holders Preferred LP Units in additional Preferred LP Units in a principal amount equal to the quarterly distribution payment due.

The Equity LP Units are limited partnership interests in the Partnership. Holders of the Equity LP Units are not entitled to the withdrawal or return of capital contributions in respect of the Equity LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the Partnership Agreement or upon the liquidation of the Partnership or as otherwise required by applicable laws. The declaration and payment of any distributions to holders of the Equity LP Units is at the discretion of the General Partner.

Market for Securities

Equity LP Units (TSXV) - 2020	Price Per Unit
US$	High	Low	Volume Traded
	($)	($)	(#)
January	62.5	52	7,642
February	69.8	58.06	11,523
March	65.8	32	15,499
April	47.95	44.5	14,942
May	51	46	10,230
June	52.65	47	360
July	51.9	43.5	23,107
August	45.24	42	88,158
September	45.03	40.5	26,875
October	44.5	40.5	1,912
November	52.5	41.5	74,114
December	53	49	19,719

Preferred LP Units (TSXV) - 2020	Price Per Unit
	High	Low	Volume Traded
	($)	($)	(#)
January	20.05	20.05	500
February	22	20.05	644
March	20.05	19	200
April	0	0	0
May	0	0	21
June	0	0	0
July	19.49	18	54,908
August	20	19.49	8,800
September	20.7	20.7	881
October	25	22.02	8,191
November	24.4	24.2	6,416
December	22.51	22.25	6,029

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Partners Value Investment LP — Annual Information Form

Warrants (TSXV) - 2020	Price Per Share
In US$ Millions	High	Low	Volume Traded
	($)	($)	(#)
January	6	7	9,020
February	6.21	9	7,494
March	2.9	5.25	17,201
April	5	5.75	2,850
May	4.8	5.85	20,782
June	4.85	4.85	100
July	4.25	5.15	31,152
August	5	5	334
September	5	5.15	2,180
October	4.8	5.2	7,965
November	6	6.58	7,735
December	5.75	6.3	9,877

Interest of Management and Others in Material Transactions

As at June 30, 2021, no trustee, executive officer or associate of a trustee, to the knowledge of the trustees and executive officers of the General Partner after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, any unit of the Partnership holding voting rights as of June 30, 2021, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction material to the Partnership within the past three years.

Brookfield provides certain services to the Partnership in respect of its ongoing operations including administering valuation services, fund accounting and security holder records, pursuant to an administration agreement dated June 4, 2019 and amended June 8, 2020 between the Partnership and Brookfield.

Brookfield’s head offices are located at Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

Transfer Agent and Registrar

The transfer agent, registrar and distribution agent for the Partnership’s Units and Warrants is TSX Trust Company (Canada), P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3.

Trustees and Officers of the General Partner

On May 27, 2021, the Former General Partner transferred one GP Unit of the Partnership, representing 100% of the general partner interest of the Partnership, to the General Partner. The transaction was completed pursuant to a transfer agreement between the Former General Partner and the General Partner, and thereafter, the Former General Partner was dissolved pursuant to section 237 of the Business Corporations Act (Ontario).

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Partners Value Investment LP — Annual Information Form

The following information relates to the trustees and officers of the General Partner as at June 30, 2021.

Name, Province and Country of Residence	Position with the General Partner	Year Became a Trustee	Principal Occupation

Brian D. Lawson Ontario, Canada	Trustee and Chief Executive Officer	2021	Vice Chair, Brookfield (a global alternative asset manager), and former Chief Financial Officer.

Bahir Manios Ontario, Canada	Trustee and President	2021	Managing Partner of Brookfield, Chief Strategy Officer of Brookfield’s Infrastructure Group, and Chief Investment Officer of Brookfield’s Insurance Solutions Group. Former Chief Financial Officer of Brookfield Infrastructure Partners LP and former Senior Vice President of Finance.

Danesh K. Varma (a,b) London, United Kingdom	Trustee	2021	Director, Global Preservation Strategies Ltd. (a financial services firm), Chief Financial Officer of Buchans Resources Limited (a Canadian mineral exploration company), Chief Financial Officer of Canadian Manganese Co. (a mineral development company), and Chief Financial Officer of Xtierra Inc. (a mineral exploration company).

Frank N.C. Lochan (a,b) Ontario, Canada	Trustee (Chair)	2021	Chair and Director of Partners Value Split, Former Director of Global Champions Split Corp. and Global Resource Champions Split Corp., former Director of Foresters Financial.

Ralph J. Zarboni (a,b) Ontario, Canada	Trustee	2021	Director of Partners Value Split and PVII.

Kathy Sarpash Ontario, Canada	General Counsel	—	Senior Vice President of Legal and Regulatory, Brookfield, former Vice President Legal, General Counsel & Corporate Secretary of NEI Investments, former Senior Legal Counsel at Scotia Bank.

Rachel Powell Ontario, Canada	Chief Financial Officer	—	Vice President of Finance, Brookfield.

Leslie Yuen Ontario, Canada	Officer, Finance	—	Vice President of Finance, Brookfield.

Bryan Sinclair Ontario, Canada	Officer, Senior Associate	—	Vice President, Trisura Group Ltd. (a specialty insurance provider), former Associate at PVII.

Loretta M. Corso Ontario, Canada	Officer, Secretary	—	Corporate Secretarial Administrator, Brookfield.

Notes:

(a)	Member of the Audit Committee.
(b)	Member of the Corporate Governance Committee.

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Partners Value Investment LP — Annual Information Form

Brian Lawson, Bahir Manos, Danesh K. Varma, Frank N.C. Lochan and Ralph J. Zarboni were appointed under the declaration of trust dated May 7, 2021, to serve as trustees of the General Partner.

All trustees and officers of the General Partner as a group, together with their associates, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 739,641 Preferred LP Units or approximately 3.70% of the outstanding Preferred LP Units, and 3,083,530 Equity LP Units or approximately 4.22% of the outstanding Equity LP Units.

All trustees and officers serve in their respective roles until such time that their successors are elected or appointed.

Trustee Compensation

The trustees and officers of the General Partner who are employees of Brookfield or its affiliates do not receive any remuneration from the Partnership in connection with their roles as trustee or officer of the General Partner.

Each trustee of the General Partner who is not an employee of Brookfield or its affiliates receives an annual fee of CA$8,500, with no additional meeting attendance fees, and is reimbursed for any out-of-pocket expenses incurred in connection with such meetings. During the year ended December 31, 2020, the trustees who are not employees of Brookfield or its affiliates each received total fees of CA$25,500.

Indebtedness of the Partnership

No trustee or officer of the General Partner is indebted to the Partnership.

Legal and Administrative Proceedings

There are no outstanding material legal, administrative or regulatory proceedings to which the Partnership is a party, nor are there any such proceedings known to the Partnership to be contemplated.

Risk Factors

The Partnership’s activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The following are risk factors relating to an investment in the Units of the Partnership.

Fluctuations in Value of Investments

The value of the Units may vary according to the value of the Brookfield Shares and other investments owned by the Partnership. The value of these investments may be influenced by factors not within the control of the Partnership, including the financial performance of Brookfield and other investees, interest rates and other financial market conditions. The future value of the Units will be largely dependent on the value of the Brookfield Shares. A material adverse change in the business, financial conditions or results of operations of Brookfield and other investees of the Partnership may have a material adverse effect on the Units of the Partnership. In addition, the Partnership may incur additional financial leverage in order to acquire, directly or indirectly, additional securities issued by Brookfield, which would increase both the financial leverage of the Partnership and the dependency of the future value of the Units on the value of the Brookfield Shares.

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Partners Value Investment LP — Annual Information Form

Foreign Currency Exposure

Certain of the Partnership’s other investments are denominated in currencies other than the United States dollar. Accordingly, the value of these assets may vary from time to time with fluctuations in the exchange rate relative to the United States dollar. In addition, these investments pay distributions and interest in other currencies. The weakening of these currencies relative to the United States dollar could decrease the amount of cash available to the Partnership.

Leverage

The Partnership’s assets are financed in part with the retractable preferred shares and corporate borrowings issued by the Partnership’s subsidiaries. This results in financial leverage that will increase the sensitivity of the value of the Equity and Preferred LP Units to changes in the values of the assets owned by the Partnership. A decrease in the value of the Partnership’s assets may have a material adverse effect on the Partnership’s business and financial conditions.

Liquidity

The Partnership’s liquidity requirements are typically limited to funding interest and dividend obligations on outstanding financial obligations (including preferred shares) and distributions on the Preferred LP Units. Holders of the retractable preferred shares issued by the Partnership’s subsidiaries have the ability to retract their shares giving rise to additional liquidity requirements. In certain circumstances, debentures, as opposed to cash, can be issued to settle retractions of the preferred shares issued by the Partnership’s subsidiaries.

The Partnership maintains financial assets and credit facilities to fund liquidity requirements in the normal course, in addition to its investment in Brookfield Shares. The Partnership’s policy is to hold the Brookfield Shares and not engage in trading, however Brookfield Shares are available to be sold to fund retractions and redemptions of preferred shares, common shares or Units. The Partnership’s ability to sell a substantial portion of the Brookfield Shares may be limited by resale restrictions under applicable securities laws that will affect when or to whom the Brookfield Shares may be sold. Accordingly, if there is a need to sell Brookfield Shares, the liquidity of such shares may be limited. This could affect the time it takes to sell the Brookfield Shares and the price obtained for the Brookfield Shares sold.

No Ownership Interest

An investment in the Units does not constitute a direct investment in Brookfield or other assets held by the Partnership, and holders of the Units do not have any voting rights in respect of such securities.

External Auditor, Fees and Services

The external auditor of the Partnership is Deloitte LLP (“Deloitte”), Chartered Professional Accountants, 8 Adelaide Street West, Suite 200, Bay Adelaide East, Toronto, Ontario, M5H 0A9. Deloitte is independent of the Partnership in accordance with the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.

The following table provides information about the aggregate fees billed to the Partnership and its consolidated subsidiaries for professional services rendered by Deloitte during 2020 and 2019:

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Partners Value Investment LP — Annual Information Form

Years ended December 31 (thousands)	2020	2019
Audit fees	$17.77	$22.94

Audit fees include fees for services that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services to perform an audit or review in accordance with generally accepted auditing standards. This category also includes fees for services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.

Audit Committee Information

The Audit Committee of the trustees of the General Partner is responsible for monitoring the Partnership’s systems and procedures for financial reporting and controls, reviewing all public disclosure documents containing financial information and monitoring the performance of the Partnership’s external auditor. The Audit Committee is also responsible for reviewing the Partnership’s quarterly and annual financial statements prior to their approval by the trustee of the General Partner. The responsibilities of the Audit Committee are set out in the Audit Committee Charter, which is reviewed and approved annually by the Partnership. The Audit Committee Charter, as approved by the trustee of the General Partner on October 27, 2021, is set out in Appendix A hereto. Among other things, this Charter requires that the Audit Committee approve, if permitted by law, the appointment of the Partnership’s external auditor to provide any audit service or non-prohibited non-audit service.

The Audit Committee is comprised of three trustees of the General Partner, Frank Lochan, who is the Committee’s Chair, Danesh Varma and Ralph Zarboni. The trustees of the General Partner considers all members of the Audit Committee to be independent trustees and financially literate, based on their individual experience: Mr. Lochan and Mr. Varma are trustees who have financial experience having respectfully served as a director and an officer for various public and private companies; and Mr. Zarboni has extensive senior management expertise in the manufacturing sector.

The Partnership is not relying on the exemption in section 6.1 of National Instrument 52-110 – Audit Committees regarding composition of the Audit Committee and its reporting obligations that is available to the Partnership as a venture issuer.

Additional Information

Additional financial information is provided in the Partnership’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2020. A copy of these documents may be obtained upon a request to the Secretary of the Partnership and can be found on SEDAR at www.sedar.com. Additional information relating to the Partnership can be found on SEDAR at www.sedar.com.

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Partners Value Investment LP — Annual Information Form

Appendix A

AUDIT COMMITTEE CHARTER

October 27, 2021

A committee of the Board of trustees (the “Board”) of PVI Management Trust (the “General Partner”) the general partner of Partners Value Investments LP (the “Partnership”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

1.	MEMBERSHIP AND CHAIR

The Board shall appoint annually from its number three or more trustees (the “Members” and each a “Member”) to serve on the Committee at the pleasure of the Board until the Member ceases to be a trustee, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board and any Member may be removed from office or replaced at any time by the Board. All of the Members of the Committee will be Independent Trustees unless exempt from the independence requirements set out in Multilateral Instrument 52-110 - Audit Committees. In addition, every Member will be Financially Literate. Members may not serve on more than two other public company audit committees, except with the prior approval of the Board.

The Board shall appoint one Member as the chairperson of the Committee. If the chairperson is absent from a meeting, the Members shall select a chairperson from those in attendance to act as chairperson of the meeting.

2.	RESPONSIBILITIES

The Committee shall:

(a)

oversee the work of the Partnership’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Partnership;

(b)

review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and nominate the auditor for appointment or re-appointment by the trustees;

(c)	where appropriate, terminate the auditor;

(d)

when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

(e)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

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(f)	at least annually, obtain and review a report by the auditor describing:

i)	the auditor’s internal quality-control procedures; and

ii)

any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(g)

at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the General Partner or Partnership; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Professional Accountants to which it belongs and is an independent public accountant within the meaning of the Independence Standards of the Chartered Professional Accountants of Canada; and, confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

(h)	review and evaluate the lead partner of the auditor;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor firm;

(j)

meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

i)	planning and staffing of the audit;

ii)	any material written communications between the auditor and management of the General Partner;

iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

v)	whether or not the auditor has received the full co-operation of management of the General Partner;

vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer of the General Partner (“CFO”) and other key financial personnel;

vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

viii)	all critical accounting policies and practices to be used by the General Partner on behalf of the Partnership;

ix)

all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor; and

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x)

any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response;

(k)	approve, if permitted by law, the appointment of the auditor to provide any audit service or non- prohibited non-audit service;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	review, and, where appropriate, recommend for approval by the Board, the following:

i)	audited annual financial statements, in conjunction with the report of the external auditor;

ii)	interim financial statements;

iii)	annual and interim management discussion and analysis of financial condition and results of operation;

iv)	reconciliations of the annual or interim financial statement; and

v)

all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(n)

discuss earnings news releases and other news releases containing financial information (to ensure consistency of the disclosure to the financial statement), including the use of “pro forma” or “adjusted” non-IFRS information in such news releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(o)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Partnership’s financial statements;

(p)

review disclosures made to the Committee by the President of the General Partner (the “President”) and CFO during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the General Partner’s internal control over financial reporting which are reasonably likely to adversely affect the General Partner’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(q)

review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(r)

review the adequacy of the internal controls that have been adopted by the General Partner for the Partnership to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(s)

review the controls and procedures that have been adopted to confirm that material information about the Partnership and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of these procedures;

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(t)	review periodically, the Partnership’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

(u)	review periodically, the status of taxation matters of the Partnership;

(v)

review, with legal counsel where required, such litigation, claims, tax assessments, transactions, material inquiries from regulators and governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Partnership;

(w)	review periodically the Partnership’s susceptibility to fraud and oversee management’s processes for identifying and managing the risks of fraud; and

(x)	consider other matters of a financial nature as directed by the Board.

3.	LIMITATION OF AUDIT COMMITTEE ROLE

The Committee’s function is one of oversight. The General Partner’s management is responsible for preparing the Partnership’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements and internal controls. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that the General Partner’s management and the internal and independent audit teams have more knowledge and information about the Partnership’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Partnership’s financial statements or internal controls or any professional certification as to the auditor’s work.

4.	REPORTING

The Committee will report at least annually to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of its internal audit function;

(d)	the adequacy of the General Partner’s internal controls and disclosure controls;

(e)

its recommendations regarding the annual and interim financial statements of the Partnership and any reconciliation of the Partnership’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document;

(g)	the Partnership’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

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5.	COMPLAINTS PROCEDURE

The Committee will establish a procedure for the receipt, retention and follow-up of complaints received by the General Partner regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the General Partner or the Partnership regarding such matters.

6.	REVIEW AND DISCLOSURE

The Committee will review this Charter at least annually and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

7.	ASSESSMENT

At least annually, the Committee will review its effectiveness in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

8.	ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT

The Committee may retain any outside advisor including legal counsel, at the expense of the Partnership, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees.

The General Partner will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management of the General Partner as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

9.	MEETINGS

Meetings of the Committee may be called by any Member, the Chair of the Board, the President or the CFO or the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

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Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the President. Notice of meeting may be given verbally or by letter, by facsimile or telephone not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the General Partner’s management to attend any or all meetings.

10.	DEFINITIONS

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Partnership’s or Partnership’s financial statements.

“Independent Trustee” means a trustee who has been affirmatively determined by the Board to have no material relationship with the General Partner or the Partnership, either directly or as a partner, securityholder or officer of an organization that has a relationship with the General Partner or Partnership. In addition to any other requirement of applicable securities laws or stock exchange provisions, a trustee who:

(a)

is or was an employee or executive officer, or whose immediate family member is or was an executive officer, of the General Partner is not independent until three years after the end of such employment relationship;

(b)

is receiving or has received, or whose immediate family member is receiving or has received, during any 12-month period within the last three years more than CA$75,000 in direct compensation from the General Partner, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)

is or was affiliated with or employed by, or whose immediate family member is or was employed in a professional capacity by, a present or former internal or external auditor of the General Partner or Partnership is not independent until three years after the end of the affiliation or employment relationship with the auditor;

(d)

is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the General Partner serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship; and

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(e)

is an executive officer or an employee of, or whose immediate family member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the General Partner or Partnership for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent until three years after falling below such threshold.

Additionally, an Independent Trustee for the purpose of the Committee specifically may not:

(a)

accept directly or indirectly any consulting, advisory, or other compensatory fee from the General Partner, other than trustee and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the General Partner or Partnership (within the meaning of applicable rules and regulations).

For the purposes of the definition of Independent Trustee, the term General Partner includes any parent, subsidiary or other affiliated entity of the General Partner.

In addition to the requirements for independence set out in paragraph (c) above, Members must disclose any other form of association they have with a current or former external or internal auditor of the Partnership to the Corporate Governance Committee for a determination as to whether this association affects the Member’s status as an Independent Trustee.

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Partners Value Investment LP — Annual Information Form